Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On September 24, 2009, CF Industries Holdings, Inc. used the following presentation in connection with investor meetings:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF SterneAgee HarvestFest Global Food and Agriculture Conference September 24, 2009

Certain statements contained in this release may constitute "forward-looking statements" within the meaning of federal securities laws. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; the credit and economic crisis which could expose us to credit losses from counterparties; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”), CF Industries Holdings, Inc. (“CF Industries”) and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries would file with the SEC regarding the proposed transaction with Terra if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Today’s Presentation A quick overview of CF Industries Review of industry fundamentals Market conditions & outlook Ammonia Urea UAN

A Quick Overview of CF Industries A leading North American manufacturer and distributor of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in Central Florida, with excellent reserve position

Extensive Corn Belt distribution system Corn Belt* sales share in fertilizer year 2008: 26% nitrogen 19% phosphate Global growth platform via KEYTRADE acquisition *ND, SD, NE, MN, IA, MO, IL, OH, IN & WI A Quick Overview of CF Industries

Nitrogen – World Class and Flexible 6.4 Million Tons of Existing Capacity Increasingly Valuable At Time When High Capital Costs Have Limited Nitrogen Supply Response Donaldsonville Medicine Hat 4 ammonia, 4 urea, & 2 UAN plants 2 ammonia & 1 urea plant ‘Make versus Buy’ Flexibility Cost advantage via AECO gas Access to multiple transport modes Ships to U.S. terminals by rail Serves Corn Belt & other regions Serves Northern Tier U.S. markets Largest complex in North America Largest complex in Canada A Quick Overview of CF Industries

A Leading Integrated Phosphate Producer Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 100% self-sufficient in phosphate rock 23 years of proven reserves – 14 fully permitted (12/31/08) – and active progress on permitting for remainder Highly efficient, with short pumping distances from mining to beneficiation CF Industries, Plant City, Florida World scale production at single integrated site Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/ Government Entities 78% 000 Tons per Year P2O5 Phosphate Chemical Plant Capacity 0 500 1,000 1,500 2,000

Industry Leading Flexibility in Distribution



Medicine Hat
Ammonia Pipeline
Donaldsonville
Nitrogen Manufacturing Complex
Ammonia Terminal
Ammonia Terminal & UAN Terminal
UAN Terminal
Urea & Phosphate Warehouse
Low
High
Fertilizer Intensity

- One of the industry's largest networks
- In-market storage capacity for approximately 1.2 million tons of nitrogen and 200,000 tons of phosphate
  - 19 ammonia terminals
  - 5 dry product warehouses
- Excellent access to transportation and customers by barge, rail and pipeline

Complete logistics and distribution network for Midwest delivery

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Access to Import/Export Markets KEYTRADE relationship provides advantaged access to customers around the world Deep water docks in Florida and Louisiana allow imports and exports Improves margin realization and increases robustness to price fluctuations CF Industries U.S. exported 63% of phosphate fertilizer sales in 2Q09 CF Industries exported nitrogen fertilizer in 2Q09

Today’s Presentation A quick overview of CF Industries Review of industry fundamentals Market conditions & outlook Ammonia Urea UAN

Long-Term Outlook for Global Agriculture Coarse grain situation remains tight, as food is resilient to economic downturns World consumption is expected to outpace production in 2009 despite a potential record crop in the U.S. Rising consumption and balanced stocks

Long-Term Outlook for U.S. Agriculture Robust, due to ongoing need for food, feed and fuel production U.S. commodity prices: down from recent peaks but significantly higher than historical averages Rising corn demand with prices above historical average

World Coarse Supply/Demand (Million Tonnes) Longer-term demand is expected to continue to trend steadily upward Source: USDA, CF, Doane

World Meat Demand (Million Tonnes) Source: USDA, CF, Doane Feed Conversion Pork 2.8 Beef 4.2 Poultry 1.6

Projected World Biofuel Production (Million Tons of Oil Equivalent) Ethanol Biodiesel Growth = 7.7% Growth = 6.1% Source: Integer, OECD IEA

Potential Agricultural Land Expansions Infrastructure Limitations Political Challenges Land Degradation Infrastructure Limitations Social Unrest Economic Development Infrastructure Limitations Economic/Financial Policy

World Crop Area Projections (Million Hectares) 2010 2015 2020 Change 2010-2020 Coarse Grains 313.9 317.7 323.0 9.1 Wheat 219.7 222.7 223.6 4.0 Rice 156.2 157.7 159.7 3.4 Oilseeds 202.8 209.5 215.2 12.4 Cotton 29.2 31.5 31.7 2.5 Fruit & Vegetable 114.3 117.1 120.1 5.8 Source: USDA, CF, Doane

World Coarse Grain Production by Source (MMT) Source: USDA, CF

World Nitrogen Fertilizer Use By Crop Source: IFA

Source: Green Markets World Nitrogen Fertilizer Demand (Million Tonnes N)

Nitrogen Project List – 2009-12 *(000 Product Tonnes)*

Country	Company	Location	NH3	Urea
		2009		
France	GPN	Oissel		360
Lithuania	Achema JSC	Jonava		250
Turkmenistan	JSC Turkmendokun	Mary	200	400
Egypt	Egypt Basic Industries Co	Suez	660	
Nigeria	Notore Chemical	Onne	330	495
Iran	Ghadir Petrochemical Complex - Pars 2	Bandar Assaluyeh	677	1,073
Oman	SIUICI-Bahwan Group	Sohar	660	1,155
U Arab Emirates	Ruwais Fertilizer Industry (Fertil)	Ruwais, Abu Dhabi		240
Pakistan	Fatima Fertilizer	Mouza Khuda Bux, Sadiqabad	800	495
United States	LSB Industries	Pryor, OK	85	
Trinidad	Clico AUM	Point Lisas	638	693
Total 2009			**4,050**	**5,161**
		2010		
Pakistan	Engro Chemicals Pakistan Ltd.	Dharki	750	1,300
United States	Coffeyville Resources	Coffeyville, KS		330
Total 2010			**750**	**1,630**
		2011		
Netherlands	Yara (Hydro Agri Sluiskil)	Sluiskil		1,155
Russia	JSC Ammophos (Phosagro)	Cherepovets		495
Algeria	Sorfert	Arzew	1,320	1,155
Iran	NPC-Shiraz Petrochemical	Marvdasht	677	1,073
Qatar	QAFCO 5	N.A.	1,518	1,155
Saudi Arabia	Ma'aden	Ras Az Zawr	1,089	
U Arab Emirates	Ruwais Fertilizer Industry (Fertil)	Ruwais, Abu Dhabi	660	
Vietnam	Ninh Binh Fertilizers & Chemicals	Ninh Binh	330	560
Vietnam	Petrovietnam Fertilizer and Chemical	Ca Mau	445	725
Venezuela	Pequiven	Puerto Moron	594	726
Total 2011			**6,633**	**7,044**
		2012		
Algeria	Al Bahia Fertilizer	Annaba	1,089	
Algeria	El-Djazairia El-Omania Lil Asmida	Arzew	1,320	2,310
Egypt	Egyptian Nitrogen Producing Company (ENPC)	Damietta	792	1,320
United States	Eastman Chemical	Beaumont, TX	231	
Venezuela	Pequiven	Jose	594	726
Total 2012			**4,026**	**4,356**
		Total 2009-12	**15,459**	**18,191**

Source: Fertecon, CF

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World Nitrogen Capacity (Million Tonnes NH3) An additional 8.5 mm tonnes of new capacity (15 world scale plants) will have to be added between 2012-2018 to meet projected demand

Today’s Presentation A quick overview of CF Industries Review of industry fundamentals Market conditions & outlook — Ammonia — Urea — UAN

Corn Supply/Demand Outlook Stock levels declining despite increased yield forecast Million Bushels Stocks/Use U.S. Corn Stocks to Use Ratio Ratio (right scale) Stocks (left scale) USDA CF Marketing Years Proj. Fct. Fct. (Yr. Beg. - Sept. 1) 2008/09 2009/10 2010/11 Planted Area 86.0 87.0 87.5 Harvested Area 78.6 80.0 80.0 Yield 153.9 161.9 162.1 Beginning Stocks 1,624 1,695 1,635 Production 12,101 12,954 12,967 Imports 15 10 15 Total supply 13,740 14,660 14,617 Feed use 5,250 5,350 5,300 Food/Seed/Ind. 4,945 5,475 5,680 Ethanol 3,675 4,200 4,400 Domestic Use 10,195 10,825 10,980 Exports 1,850 2,200 2,300 Total usage 12,045 13,025 13,280 Ending Stocks 1,695 1,635 1,337 Stock %/Use 14.1% 12.6% 10.1% Farm Price $4.08 $3.35

U.S. Farm-Level Nitrogen Fertilizer Demand (MM Nutrient Tons) Farm demand expected to revert to more normal levels Source: AAPFCO, CF Change FY 09-10 FY08 FY09 FY10 Volume % Nitrogen Corn 5,820 5,763 6,027 264 4.6% Wheat 1,877 1,693 1,671 -23 -1.3% Soybeans 130 124 133 9 7.0% Cotton 270 219 220 0 0.1% Other 4,656 4,225 4,549 324 7.7% Total 12,753 12,024 12,599 575 4.8% % Change -5.7% 4.8%

Wholesale Shipments to U.S. Market (MM Product Tons) NH3 Dry Urea UAN 2007 8.0 9.0 13.5 2008 8.4 9.4 14.2 2009 6.8 8.2 11.3 2010 Forecast 7.1 8.7 13.8 2009/2010 Change 5.0% 5.3% 21.8% Shipments up more than farm demand as dealer stocks are replenished Source: TFI, USDOC, CF

U.S. Ammonia Prices Source: Green Markets — Midwest ($/Ton) --Tampa ($/Tonne)

U.S. Gulf/Tampa Ammonia Price Spreads ($/Short Ton) Source: Green Markets

U.S. Ammonia Supply/Demand Balance (000 Tons) Est. Fct. Change FY09 FY10 FY09-10 Supply Production 10,128 10,504 3.7% Beginning Inventory 837 1,024 22.4% Imports 6,576 7,065 7.4% Total Urea Supply 17,541 18,593 6.0% Demand Fertilizer Demand 9,531 10,141 6.4% Industrial/Other 3,695 4,056 9.8% Downstream Inv. Change 3,241 3,390 4.6% Total Domestic Demand 16,466 17,588 6.8% Exports 50 105 Total Urea Demand 16,517 17,693 7.1% Ending Inventory 1,024 899 -12.2% Source: TFI, CF

U.S. Ammonia Inventory (000 Tons) On-Site Downstream Source: TFI, CF

Source: Green Markets, CF U.S. Midwest Ammonia Trading Range (000 Tons) “Key factor will continue to be the weather”

Urea

U.S. Gulf/Midwest Urea Prices ($/Short Ton) Source: Green Markets

U.S. Urea Supply/Demand Balance (000 Product Tons) Est. Fct. Fct. Change FY08 FY09 FY10 FY08-09 FY09-10 Supply Production 2,999 3,000 3,156 0.0% 5.2% Beginning Inventory 297 239 172 -19.3% -28.1% Imports 6,556 5,575 5,828 -15.0% 4.5% Total Urea Supply 9,852 8,814 9,155 -10.5% 3.9% Demand Fertilizer Demand 7,486 7,189 7,395 -4.0% 2.9% Industrial/Other 1,477 1,434 1,161 -2.9% -19.0% Non Prod Inv. Change 400 -400 100 Domestic Demand 9,363 8,222 8,657 -12.2% 5.3% Exports 250 420 306 Total Urea Demand 9,612 8,642 8,963 -10.1% 3.7% Ending Inventory 239 172 192 -28.1% 11.8% Source: TFI, CF

U.S. Dry Urea Imports (MM Product Tons) Source: TFI, CF

World Dry Urea Trade Balance (000 Product Tonnes) Available Exports Import Demand Source: Fertecon, CF

U.S. Gulf vs. Middle East Delivered Urea ($/Short Ton) Source: Fertecon, CF

Ukrainian Urea Supply Cost ($/Tonne) Current Del. $ Gas ($/MMBtu) 6.20 Gas Consumption 25.6 Gas Cost 159 Other Cash 25 Plant Gate 184 Freight/Loading 19 FOB Port 203 Blk. Sea/M.E. Diff. 35 Freight to U.S. 22 Deliver to U.S. 260 $/Short Ton 236 On Barge NOLA 243 Ukrainian cost is setting the floor under the world market Source: Fertecon, CF

Source: Fertecon China Urea Export Price Export Tax Rate 10% 110% Local Price (RMB/Tonne) 1500 1500 Export Tax 150 1650 Export Price 1650 3150 Exchange Rate (RMB/$US) 6.8 6.8 Export Price ($/Tonne) $242 $463 Freight to W.C. India $37 $37 Delivered to W.C. India $279 $500 Current India Delivered $ $255 $255

China Urea Exports (000 Tonnes) Source: China Weekly, CF

World Urea Production Outages (MM Tonnes) Average Through Q408 = 1.04 Source: Industry Publications

U.S. Gulf Urea Trading Range ($/Ton) Source: CF, Green Markets, Fertecon Ukrainian Cost China Export Volume

UAN

U.S. UAN Supply/Demand Balance (000 Product Tons – 28%) Source: TFI, CF Est. Fct. Fct. Change FY08 FY09 FY10 FY08-09 FY09-10 Supply Production 10,785 9,511 10,740 -11.8% 12.9% Beginning Inventory 381 912 847 Imports 3,988 1,834 2,798 -54.0% 52.5% Total Supply 15,154 12,258 14,385 -19.1% 17.3% Demand Fertilizer Demand 13,017 12,334 14,000 -5.2% 13.5% Non-Prod. Inv. Change 1,200 -1,000 -200 Domestic Demand 14,217 11,334 13,800 -20.3% 21.8% Exports 25 76 26 Total Demand 14,242 11,411 13,825 -19.9% 21.2% Ending Inventory 912 847 559 -7.1% -34.0%

U.S. UAN Imports by Source (000 Tons 32%) % Change 2007 2008 2009 2010 2008-09 Canada 643 633 397 -37.2% Russia 641 791 776 -1.8% Ukraine 75 356 33 -90.9% Belarus 141 25 0 -100.0% Romania 316 349 58 -83.4% Lithuania 150 671 149 -77.8% Poland 59 200 46 -76.9% Bulgaria 0 55 33 -39.7% Other 142 328 154 -53.1% Total 2,167 3,409 1,647 2,448 -51.7% ? Source: USDOC, CF

Ukrainian UAN Supply Cost ($/Tonne) Current Del. $ Gas ($/MMBtu) 6.20 Gas Consumption 14.7 Gas Cost 91 Other Cash 23 Plant Gate 114 Freight/Loading 13 FOB Port 127 Freight to U.S. 35 Deliver to U.S. 162 $/Short Ton 147 $/Unit 4.60 Ukrainian cost is the floor under U.S./World Market Source: Fertecon, CF

U.S. Urea/UAN Gulf Price Spread ($/Unit) Source: Green Markets — Urea --UAN

U.S. UAN Producer Inventory (MM Tons 28%) Source: TFI, CF FY08 FY09 FY10

U.S. Gulf UAN-32% Trading Range ($/Ton) Source: CF, Green Markets Impact of Helm Plant? Timing of Demand? Import Supply Cost Tightening Balance Potential Switching – Urea to UAN

World Fertilizer Prices Product September Price Change Commentary Outlook Midwest Ammonia + Prices have moved higher over the last 60 days due to tight supplies and expected strong fall application season. Weather and timing of fall demand, however, will continue to be the key. Stable to Firm Urea + International prices appear to have hit bottom. However, market appears long. U.S. downstream is almost non-existent. High U.S. import requirements to close S/D balance. World : Bearish US: Stable to Firm UAN – Helm plant overhanging the market Buyers sitting on sidelines U.S. inventories are low, creating potential for tight U.S. supply conditions for fall season Stable to Firm Source: Fertecon, CF

For more information, please visit www.cfindustries.com